July 17, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael McTiernan

Re:	Diamond Resorts International, Inc.
Registration Statement on Form S-1 (File No. 333-189306)

Ladies and Gentlemen:

The undersigned, being the registrant with respect to the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), Diamond Resorts International, Inc. (the “Company”), and the representative of the several underwriters of the offering of the Company’s securities pursuant to the Registration Statement, Credit Suisse Securities (USA) LLC, wish to advise you that in connection with the Registration Statement, approximately 4,575 copies of the Preliminary Prospectus dated July 9, 2013 were distributed during the period beginning on July 9, 2013 and through the date hereof to the underwriters and others.

We further advise you that we have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully request that the effective date for the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on July 18, 2013, or as soon as possible thereafter.

In connection with the foregoing request, the Company hereby acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Mark Wood ((312) 902-5493) of Katten Muchin Rosenman LLP, Counsel to the Company, as soon as the Registration Statement is declared effective.

[Signature pages follow.]

Very truly yours,

DIAMOND RESORTS INTERNATIONAL, INC.

By:	/s/ David F. Palmer
	Name:	David F. Palmer
	Title:	President and Chief Executive Officer

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Michael Kamras
	Name:	Michael Kamras
	Title:	Managing Director

[Signature Page to Acceleration Request]